Exhibit 21

Subsidiaries of the Registrant

Name of Subsidiary	State or Jurisdiction of Incorporation or Organization

SolarWindow Asia (USA) Corp.	State of Nevada

SolarWindow Asia Co., Ltd.	Republic of Korea (100% owned by SolarWindow Asia (USA) Corp.)